Registration No.





                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   Form 11-K


                                   (Mark One)

[X] Annual Report pursuant to Section 15(3) of the Securities Exchange
    Act of 1934

For the fiscal year ended December 31, 1998

                                       OR

[__] Transition report pursuant to Section 15(d) of the Securities Exchange
     Act of 1934

For the transition period from ____________ to ________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                  Mestek, Inc.
                            Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executed office:

                                  Mestek, Inc.
                              260 North Elm Street
                         Westfield, Massachusetts 01085




[NYC] 308564.1

 REQUIRED INFORMATION

A. Financial Statements and Schedules:                                   Page

     Independent Auditors' Report                                          3

     Statements of Net Assets Available for Plan
          Benefits as of December 31, 1998 and 1997                        5

     Statements of Changes in Net Assets Available for
          Plan Benefits for the Years Ended December 31, 1998 and 1997     7

     Notes to Financial Statements                                         9


                                   SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                    MESTEK, INC.
                                                         RETIREMENT SAVINGS PLAN


Date: December 8, 1999                    By:/S/ Jack E. Nelson
                                          Name:  Jack E. Nelson
                                          Title: Vice President-Human Resources




[NYC] 308564.1

                          Audited Financial Statements
                           and Supplemental Schedules

                                  Mestek, Inc.
                            Retirement Savings Plan

                     Years ended December 31, 1998 and 1997
                      with Report of Independent Auditors

Report of Independent Certified Public Accountants


The Plan Administrator
Mestek, Inc. Retirement Savings Plan


We were engaged to audit the financial statements and supplemental schedules of Mestek, Inc. Retirement Savings Plan (the APlan@) as of December 31, 1998 and 1997, and for the year ended December 31, 1998, as listed in the accompanying index. These financial statements and supplemental schedules are the responsibility of the Plan=s management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor=s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the Plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information described in Note E, which was certified by MassMutual Life Insurance Company, the Plan's trustee, except for comparing the information to the related information included in the financial statements and supplemental schedules. We have been informed by the Plan administrator that the trustee holds the Plan's investment assets and executes investment transactions. The Plan administrator has obtained a certification from the trustee as of December 31, 1998 and 1997 and for the year ended December 31, 1998, that the information provided to the Plan administrator by the trustee is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and schedules taken as a whole. The form and content of the information included in the financial statements and schedules, other than that derived from the information certified by the trustee, have been audited by us in accordance with generally accepted auditing standards and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


/s/ Grant Thornton LLP

Boston, Massachusetts
July 16, 1999




[NYC] 308564.1

                      Mestek, Inc. Retirement Savings Plan

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                  December 31,


                                                         1998             1997
                                                      ---------        ---------

ASSETS
  Investments:
    At fair value - (note B)
      MassMutual Pooled Separate Accounts
        Core equity fund                             $1,552,672       $1,263,863
        Small company fund                              177,622          156,829
        Balanced fund                                   166,725          117,468
        Intermediate bond fund                           55,387           31,621
        Notes receivable from participants              332,273          274,105
                                                      ---------        ---------
                                                      2,284,679        1,843,886

    At contract value - (notes B and F)
      MassMutual Life Insurance Company
        Investment contract fund                      4,066,100        3,365,040
                                                      ---------        ---------

          Total investments                           6,350,779        5,208,926

  Receivables:
    Participants= contributions                          75,084           48,719
    Employer=s contributions                             29,120           21,163
                                                      ---------       ----------

          Total receivables                             104,204           69,882
                                                      ---------       ----------

          NET ASSETS AVAILABLE FOR BENEFITS          $6,454,983       $5,278,808
                                                      =========        =========





The accompanying notes are an integral part of the financial statements.

The accompanying notes are an integral part of the financial statements.




                      Mestek, Inc. Retirement Savings Plan

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      For the year ended December 31, 1998


                                                                                           Inter-      Notes
                                                           Core        Small               mediate   Receivable
                                           Investment     Equity      Company   Balanced   Bond        From
                                         Contract Fund     Fund         Fund      Fund     Fund     Participants  Other       Total
                                         -------------   --------     -------   --------   -------  ------------  -----       -----
Additions to net assets attributed to:

  Contributions:
    Participants'                           $407,228     $159,083    $43,010    $22,070   $13,669    $  -       $75,084     $720,144
    Employer's                               180,455       60,982     14,632                6,166       -        29,120      300,846
    Rollovers                                  4,335       14,360      9,200      6,051     2,280       -          -          36,226

  Investment income                          221,894      213,289    (16,583)    18,270     3,781     25,093       -         465,744
                                           ---------     --------    -------    -------    ------    -------    -------    ---------

          Total additions                    813,912      447,714     50,259     55,882    25,896     25,093    104,204    1,522,960
                                           ---------    ---------    -------    -------    ------    -------    -------    ---------

Deductions from net assets attributed to:

  Benefits paid to participants              270,502       51,262      8,451     10,803     1,276       -          -         342,294
  Miscellaneous expenses                       2,383        1,392        354        214       148       -          -           4,491
                                           ---------    ---------    -------    -------    -------   -------    -------    ---------

          Total deductions                   272,885       52,654      8,805     11,017     1,424       -          -         346,785
                                           ---------    ---------    -------    -------    -------   -------    -------    ---------

Net increase prior to interfund transfers    541,027      395,060     41,454     44,865    24,472     25,093    104,204    1,176,175
Interfund transfers (net)                    160,033     (106,251)   (20,661)     4,392      (706)    33,075    (69,882)       -
                                           ---------    ---------    -------    -------    ------    -------    -------    ---------

          NET INCREASE                       701,060      288,809     20,793     49,257    23,766     58,168     34,322    1,176,175

Net assets available for benefits:
  Beginning of year                        3,365,040    1,263,863    156,829    117,468    31,621    274,105     69,882    5,278,808
                                           ---------    ---------    -------    -------    ------    -------    -------    ---------

  End of year                             $4,066,100   $1,552,672   $177,622   $166,725   $55,387   $332,273   $104,204   $6,454,983
                                           =========    =========    =======    =======    ======    =======    =======    =========
The accompanying notes are an integral part of the financial statements.




                      Mestek, Inc. Retirement Savings Plan

                         NOTES TO FINANCIAL STATEMENTS

                           December 31, 1998 and 1997


NOTE A - DESCRIPTION OF PLAN

The following description of Mestek, Inc. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

  The Plan was established as of June 1, 1984 under Section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (AERISA@).

  The Plan is a defined contribution plan established for the benefit of employees of Mestek, Inc. (the ACompany@) who are covered under regional collective bargaining agreements. Service eligibility requirements differ by division and collective bargaining agreements.

Participant Contributions

  Participants may elect to have up to fifteen percent of their compensation withheld, up to the maximum allowed by the Internal Revenue Code.

Participants may elect to make nondeductible voluntary contributions up to an additional ten percent of their gross earnings each year within the legal limits.

Company Contribution

The  Company  contributes   differing  amounts  depending  upon  the  division's
collective bargaining agreement. Contributions are funded on a current basis. The Company contributions are as follows:

Division                                                      Agreement

Vulcan Radiator Corp.          Effective June 1, 1990, employees hired prior to
                               June 1, 1984, receive $.25/hour for the total hours worked per week.

                               Effective June 1, 1990, employees hired after May 31, 1984 and before June 1, 1990, receive $.20/hour for the total hours worked per week.

                      Mestek, Inc. Retirement Savings Plan

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1998 and 1997


NOTE A - DESCRIPTION OF PLAN - Continued

Division                                                      Agreement

                               Effective June 1, 1990, employees hired after May 31, 1990, receive $.10/hour for the total hours worked per week upon reaching the first anniversary of the date of hire and having completed one full year of service. This amount will be retroactive to the date the employee=s six month anniversary. When the employee completes two full years of service, that employee will receive $.15/hour for the total hours worked per week.

                               Effective June 1, 1993, employees hired after June 1, 1993 receive $.10/hour for each hour worked after they completed twelve months of service. Employee shall receive an additional $.05/hours for each hour worked after he/she reaches his 60th birthday.

                               Any employee with one year or more seniority who voluntarily contributes 4% or more (pre-tax) of his/her gross wages to the plan, shall be eligible for a 1% gross wages additional matching contribution from the Company.

Mestek, Inc. - Bradner         Effective August 1, 1991, the Company matches 25%
                               of the elective deferral, not to exceed 6% of gross salary.

Mestek, Inc. - Wyalusing       Effective October 1, 1995, employees hired before
                               October 1, 1992 receive $.45/hour for each hour worked. Employees hired after October 1, 1992 and before October 1, 1995 receive $.20/hour for each hour worked. Employees hired after September 30, 1995 receive $.12/hour for each hour worked. Employees hired after
                               September 30, 1995 shall not be eligible for participation until completing their probationary period. Upon attaining seniority status the employee shall receive the Company=s contribution back to the 30th day of work.

                      Mestek, Inc. Retirement Savings Plan
                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                           December 31, 1998 and 1997

NOTE A - DESCRIPTION OF PLAN - Continued

Division                                                      Agreement

Cooper-Weymouth, Peterson -
  Clinton Effective February 1, 1994, eligible employees receive a contribution of $.21/hour prior to February 1, 1994, $.22/hour effective
                               February 1, 1994, $.23/hour effective
                               February 1, 1995 and $.25/hour effective
                               February 1, 1996. Maximum hour to be paid is 40 hours per week, after 60 days of service.

Mestex, Inc. - Dallas          Effective August 1, 1991, eligible employees
                               receive $.08/hour worked. This rate will be adjusted as follows:

                                 August 1, 1992 - $.10 per hour worked
                                 August 1, 1993 -$.12 per hour worked
                                 August 1, 1994 - $.14 per hour worked
                                 August 1, 1995 - $.15 per hour worked

                               Effective January 1, 1996, eligible employees receive a 25% matching contribution for each dollar of voluntary contributions by the employee, up to a limit of the first 4% contributed by the employee.

Mestek, Inc. - Waldron         Effective April 1, 1991, the Company matches 25%
                               of the elective deferral, not to exceed 6% of gross salary.

Mestek, Inc. - Dundalk         Effective September 1, 1991, the Company matches
                               25% of the elective deferral, not to exceed 6% of gross salary.

Mestek, Inc. - Wrens           Effective March 1, 1995, the Company matches 25%
                               of the elective deferral, not to exceed 6% of gross salary.

Pacific Air Balance (PABI)     Effective October 1, 1997, the Company matches
                               25% of the elective deferral, net to exceed 6% of gross salary.

Vesting

All participant and Company contributions are 100 percent vested, except for the Bradner, Waldron, PABI and Dundalk locations where Company contributions vest over a seven year period.

                      Mestek, Inc. Retirement Savings Plan
                   NOTES TO FINANCIAL STATEMENTS - CONTINUED
                           December 31, 1998 and 1997

NOTE A - DESCRIPTION OF PLAN - Continued

Investments

Upon enrollment in the Plan, participants may direct contributions to any combination of fund options maintained by MassMutual Life Insurance Company ("MassMutual"). All funds (except for the Investment Contract), are invested in pooled separate accounts and do not guarantee principal or rate of return.
Plan participants may change their investment election at any time through MassMutual=s automatic record-keeping system. The following is a description of each investment option:

The Investment Contract is invested in a group annuity contract issued by MassMutual. This fund will receive a rate of interest set by MassMutual annually (6.30 % for fiscal 1998). Both the principal and interest are guaranteed by MassMutual for the duration of the contract.

The Core Equity Fund invests primarily in common stocks of large, well established companies.

The Small Company Fund invests mainly in common stocks of small, publicly traded companies that have some unique product, market position, or operating method which sets them apart.

The Balanced Fund invests in a blend of three types of assets: stocks, bonds and short-term securities (or cash).

The Intermediate Bond Fund invests mainly in investment-grade, publicly traded bonds (debt issued by the U.S. government, agencies and companies). The bonds mature over periods from 1 to 10 years.

Included in investment income is interest and dividends of $221,894 and realized and unrealized gains on investments of $218,757.

Withdrawals

Participants are allowed to withdraw certain portions of their account, as defined by the Plan, upon retirement, termination of employment, or determination of financial hardship.

Notes Receivable from Participants

Participants are eligible to borrow up to 50% of their vested balance to a maximum of $50,000. Loans bear interest at market rates and are repayable over a period not to exceed five years, except if the loan is used to purchase a residency in which the loans are repayable over a 10 year period.

                      Mestek, Inc. Retirement Savings Plan

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1998 and 1997


NOTE A - DESCRIPTION OF PLAN - Continued

Payment of Benefits

Upon termination of employment, a participant with $3,500 or more in vested benefits may receive the vested accrued benefits credited to his/her account or may elect to continue earning tax deferred interest on the vested portion of his/her savings account until retirement. A participant cannot, however, make any further contributions. Any participant with less than $3,500 receives a lump-sum cash payment.

Normal retirement date for a participant is the first day of the month following the participant's 65th birthday. Participants are allowed to defer their retirement date past the normal retirement date and contributions will continue until the participant retires.

Upon retirement, if the participant is not married, the normal form of benefit is a lump-sum cash payment. If a participant wishes he/she may elect any other option (except for an automatic joint and survivor annuity). If the participant is married, the normal form of benefit is an automatic joint and survivor annuity. Other options include a life annuity with 120 stipulated monthly payments and a full cash refund annuity.

Expenses

Administrative costs paid by the Company are not included in the accompanying financial statements.

Forfeitures

Forfeitures are held in an interest bearing holding account by the trustee. The Company may apply these amounts to any outstanding administrative costs due to the trustee.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Basis of Accounting

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting.

                      Mestek, Inc. Retirement Savings Plan

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1998 and 1997


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation

The Plan's investments are stated at fair value, except for its investment contract which is valued at contract value (see note E).

Allocations to Participants' Accounts

Amounts contributed to the Plan by the Company are credited to each participant's account on the last day of each valuation period. A participant must be employed on that date to be credited for Company contributions that period unless employment ended during the period due to retirement, disability or death.

As of each valuation date, investment income is allocated to participant accounts in proportion to the number of investment units held by each participant.

The Plan is valued on a monthly basis.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

NOTE C - INFORMATION CERTIFIED BY TRUSTEE

Information included in the financial statements and supplemental schedules regarding investments, interest and dividends, net appreciation in fair value of investments and reportable transactions were derived from information supplied by MassMutual, (the "Trustee"). The Plan administrator has received certification from the Trustee that the information supplied is complete and accurate.

                      Mestek, Inc. Retirement Savings Plan

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1998 and 1997


NOTE D - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA and regional collective bargaining agreements. In the event of Plan termination, participants will become 100% vested in their accounts.


NOTE E - INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has an investment contract with MassMutual. MassMutual maintains the contributions in a pooled account. The account is credited with a guaranteed rate of return and is charged for Plan withdrawals and administrative expenses charged by MassMutual. The contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by MassMutual. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.


NOTE F - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of contributions according to the financial statements to Form 5500:

Participants Employer

Contributions per the financial statements $720,144 $300,847

Amounts allocated for prior year contributions receivable 48,719 21,163

Amounts allocated for current year contributions receivable (75,084) (29,120)
-------- --------

Contributions per Form 5500 $693,779 $292,890
======= =======


NOTE G - TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated June 16, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code.

                             SUPPLEMENTAL SCHEDULES




                      Mestek, Inc. Retirement Savings Plan

           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            EIN 25-0661650 PLAN #003

                               December 31, 1998


                                 (b)Description of Investment
                                    Including Maturity Date, Rate
(a)Identity of Issue, Borrower,     of Interest, Collateral,                             (d)Current
   Lessor, or Similar Party         Par or Maturity Value                 (c)Cost             Value

MassMutual Life Insurance Company   Core equity fund                      $995,581        $1,552,671

MassMutual Life Insurance Company   Small company fund                     173,157           177,622

MassMutual Life Insurance Company   Balanced fund                          131,746           166,725

MassMutual Life Insurance Company   Intermediate bond fund                  52,071            55,387

MassMutual Life Insurance Company   Investment contract fund             4,066,100         4,066,100*

Participant Notes                   Notes Receivable From participants
  (8.75% to 10%)                                                           332,273

*  Contract value







                      Mestek, Inc. Retirement Savings Plan

              LINE 27d - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS

                           EIN 25-06615650 PLAN #003

                      For the year ended December 31, 1998


                                                                                                           (h)Current
                                                                                 (f)Expense                 Value of
                   (b)Description of Asset                                        Incurred                  Asset on
(a)Identity of     (Include Interest Rate and  (c)Purchase  (d)Selling  (e)Lease  with        (g)Cost of   Transaction  (i)Net Gain
 Party Involved    Maturity in Case of a Loan)     Price       Price     Rental   Transaction   Asset      Date          or (Loss)
---------------    ---------------------------  ----------   ---------  --------  -----------  ---------     ---------  -----------

MassMutual Life    Investment Contract
Insurance Company  Investment Contract         $1,166,220   $684,961              $5,073       $684,961     $684,961

MassMutual Life    Core Equity Fund
Insurance Company  Core Equity Fund               526,255    450,394               1,392        300,272      450,394       $150,122


